SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Issuer: RYANAIR HOLDINGS PLC (LEI: 635400BR2ROC1FVEBQ56)
2. Reason for the notification (please tick the appropriate box or boxes):

[ X] An acquisition or disposal of voting rights
[ X] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: BNP PARIBAS SA (LEI: R0MUWSFPU8MPRO8K5P83)		City and country of registered office (if applicable): 16 BOULEVARD DES ITALIENS, 75009 PARIS - FRANCE
4. Full name of shareholder(s) (if different from 3.)
5. Date on which the threshold was crossed or reachedvi: 16/07/2025
6. Date on which issuer notified: 18/07/2025
7. Threshold(s) that is/are crossed or reached: 5% (downwards)
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	2.36%	2.53%	4.89%	1,060,985,962
Position of previous notification (if applicable)	2.11%	3.73%	5.84%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect
IE00BYTBXV33		24,351,034		2.29%
US7835132033		758,130		0.07%

SUBTOTAL A	25,109,164		2.36%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Options Vanilla	Sep-25		4,900	0,00%

		SUBTOTAL B.1	4,900	0,00%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	May-26		Cash	458,440	0.04%
Swap	Sep-25		Cash	400,773	0.04%
Swap	Sep-25		Cash	124,240	0.01%
Swap	Dec-25		Cash	94,239	0,01%
Swap	Dec-25		Cash	38,439	0,00%
Swap	Jun-26		Cash	14,105	0,00%
Swap	Nov-25		Cash	9,925	0,00%
Swap	Mar-26		Cash	8,567	0,00%
Swap	Mar-26		Cash	6,298	0,00%
Swap	Jun-26		Cash	6,000	0,00%
Swap	Mar-26		Cash	4,327	0,00%
Swap	Feb-26		Cash	1,075	0,00%
Swap	Aug-26		Cash	954	0,00%
Swap	Aug-26		Cash	734	0,00%
Swap	Nov-25		Cash	437	0,00%
Swap	Aug-26		Cash	233	0,00%
Swap	Sep-26		Cash	596,400	0,06%
Swap	Dec-25		Cash	30,000	0,00%
Total Return Swap	Aug-25		Cash	25,000,000	2.35%
			SUBTOTAL B.2	26 795 186	2.53%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X ] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BNP PARIBAS SA
BNP Paribas Financial Markets

BNP PARIBAS SA
BNP PARIBAS CARDIF

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Done at [place] on [date].- Paris, France July 18th, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 July, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary